UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 April 2022

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Total Voting Rights (01 April 2022)	Announcement Transaction in Own Shares (01 April 2022)
Announcement Transaction in Own Shares (04 April 2022)	Announcement Director Declaration (05 April 2022)
Announcement Transaction in Own Shares (05 April 2022)	Announcement Diageo launches and prices Euro and Sterling bonds (06 April 2022)
Announcement Transaction in Own Shares (06 April 2022)	Announcement Director/PDMR Shareholding (07 April 2022)
Announcement Transaction in Own Shares (07 April 2022)	Announcement Transaction in Own Shares (08 April 2022)
Announcement Director/PDMR Shareholding (11 April 2022)	Announcement Publication of final terms (11 April 2022)
Announcement Director/PDMR Shareholding (11 April 2022)	Announcement Transaction in Own Shares (11 April 2022)
Announcement Director/PDMR Shareholding (12 April 2022)	Announcement Transaction in Own Shares (12 April 2022)
Announcement Transaction in Own Shares (13 April 2022)	Announcement Transaction in Own Shares (14 April 2022)
Announcement Director/PDMR Shareholding (19 April 2022)	Announcement Transaction in Own Shares (19 April 2022)
Announcement Director/PDMR Shareholding (20 April 2022)	Announcement Transaction in Own Shares (20 April 2022)
Announcement Transaction in Own Shares (21 April 2022)	Announcement Transaction in Own Shares (22 April 2022)
Announcement Director/PDMR Shareholding (25 April 2022)	Announcement Transaction in Own Shares (25 April 2022)
Announcement Transaction in Own Shares (26 April 2022)	Announcement Transaction in Own Shares (27 April 2022)
Announcement Transaction in Own Shares (28 April 2022)	Announcement Transaction in Own Shares (29 April 2022)

Diageo PLC – Total Voting Rights
Dated 01 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Total Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the Disclosure Guidelines and Transparency Rules and Article 15 of the Transparency Directive, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 March 2022 consisted of 2,524,730,551 Ordinary Shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 217,205,489 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,307,525,062 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidelines and Transparency Rules.

James Edmunds
Deputy Company Secretary

1 April 2022

Diageo PLC – Transaction in Own Shares
Dated 01 April 2022

Diageo plc
Transaction in Own Shares
1 April 2022

Diageo plc ('Diageo') announces that on 01 April 2022 it has purchased 313,440 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
01 April 2022	162,861	3,906.50	3,850.00	3,886.46	LSE
01 April 2022	81,538	3,907.50	3,849.50	3,886.54	CHIX
01 April 2022	69,041	3,907.50	3,850.00	3,887.44	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0421H_1-2022-4-1.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 04 April 2022

Diageo plc
Transaction in Own Shares
4 April 2022

Diageo plc ('Diageo') announces that on 04 April 2022 it has purchased 373,678 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
04 April 2022	184,981	3,924.50	3,851.50	3,889.78	LSE
04 April 2022	99,971	3,925.50	3,851.00	3,897.06	CHIX
04 April 2022	88,726	3,925.00	3,852.00	3,897.75	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2175H_1-2022-4-4.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director Declaration
Dated 05 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director Declaration

Diageo plc announces in accordance with LR 9.6.14(R) that Sir John Manzoni, non-executive director, has been appointed as a non-executive director of KBR, Inc. with effect from 18 May 2022.

James Edmunds
Deputy Company Secretary

5 April 2022

Diageo PLC – Transaction in Own Shares
Dated 05 April 2022

Diageo plc
Transaction in Own Shares
5 April 2022

Diageo plc ('Diageo') announces that on 05 April 2022 it has purchased 261,022 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
05 April 2022	129,420	3,955.50	3,917.00	3,937.21	LSE
05 April 2022	73,676	3,956.00	3,915.00	3,937.87	CHIX
05 April 2022	57,926	3,955.00	3,915.00	3,938.21	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3821H_1-2022-4-5.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Diageo launches and prices Euro and Sterling bonds
Dated 06 April 2022

6 April 2022

Diageo launches and prices two series of fixed rate euro-denominated bonds and two series of fixed rate sterling-denominated bonds

Diageo, a global leader in beverage alcohol, yesterday launched and priced in aggregate €1,650 million of fixed rate euro-denominated bonds and in aggregate £900 million of fixed rate sterling-denominated bonds under its European Debt Issuance Programme. The issuer of the euro-denominated bonds will be Diageo Capital B.V. and the issuer of the sterling-denominated bonds will be Diageo Finance plc, and in each case the payment of principal and interest will be fully guaranteed by Diageo plc.

The drawdowns will consist of the issue of €750 million bonds due June 2029 with a coupon of 1.500% per annum, €900 million bonds due June 2034 with a coupon of 1.875% per annum, £300 million bonds due June 2028 with a coupon of 2.375% per annum and £600 million bonds due June 2038 with a coupon of 2.750% per annum. Proceeds from each issuance will be used for general corporate purposes. In relation to the euro-denominated bonds, Barclays Bank PLC, BofA Securities Europe SA, Deutsche Bank Aktiengesellschaft, Goldman Sachs Bank Europe SE have been appointed as joint active bookrunners and Credit Suisse Bank (Europe) S.A., RBC Europe Limited and Standard Chartered Bank have been appointed as joint passive bookrunners. In relation to the sterling-denominated bonds, Barclays Bank PLC, Deutsche Bank AG, London Branch, Goldman Sachs Bank Europe SE, Merrill Lynch International have been appointed as joint active bookrunners and Credit Suisse International, RBC Europe Limited and Standard Chartered Bank have been appointed as joint passive bookrunners.

Relevant stabilisation regulations including FCA/ICMA apply. Manufacturer target market (EU MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPS or UK PRIIPs key information document ("KID") has been prepared as the securities will not be available to retail in EEA or the UK.

The bonds are being offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act, outside the United States in offshore transactions, in reliance on, and in compliance with Regulation S under the U.S. Securities Act. This announcement has been prepared for use in connection with the offer and sale of the bonds and does not constitute an offer to any person in the United States. Distribution of this announcement to any person within the United States is unauthorised.

In member states of the EEA, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 (the "EU Prospectus Regulation").

In the UK, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 (the "UK Prospectus Regulation").

This announcement is an advertisement and does not constitute a prospectus for the purposes of the UK Prospectus Regulation or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. This announcement shall not be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final base prospectus dated 20 August 2021, as supplemented as of 1 April 2022 (together the "Base Prospectus") and the final terms in connection with each series of bonds (together, the "Final Terms") published by Diageo plc ("the Company"), on the basis of which alone, purchases of or subscription for the Securities may be made. Each of the Base Prospectus and the Final Terms, when published, will be available at https://www.londonstockexchange.com/.

A rating is not a recommendation to buy, sell or hold bonds and may be subject to revision, suspension or withdrawal at any time by the assigning rating organisation.

For further information, please contact:
Investor relations:
Durga Doraisamy	+44 (0) 7902 126 906
Lucinda Baker	+44 (0) 7974 375 550
Belinda Brown	+44 (0) 7590 810 246
investor.relations@diageo.com

Media relations:
Francesca Olivieri	+44 (0) 7523 930 130
press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

Diageo PLC – Transaction in Own Shares
Dated 06 April 2022

Diageo plc
Transaction in Own Shares
6 April 2022

Diageo plc ('Diageo') announces that on 06 April 2022 it has purchased 37,878 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
06 April 2022	37,878	3,993.00	3,981.50	3,992.04	LSE
06 April 2022	0	0.00	0.00	0.00	CHIX
06 April 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5420H_1-2022-4-6.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 07 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 7 April 2022.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

7 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.43	133
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-07
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.43	144
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-07
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 07 April 2022

Diageo plc
Transaction in Own Shares
7 April 2022

Diageo plc ('Diageo') announces that on 07 April 2022 it has purchased 548,880 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
07 April 2022	338,189	4,058.50	3,982.50	4,003.18	LSE
07 April 2022	103,278	4,059.00	3,984.50	4,004.44	CHIX
07 April 2022	107,413	4,059.00	3,983.00	4,005.61	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7106H_1-2022-4-7.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 08 April 2022

Diageo plc
Transaction in Own Shares
8 April 2022

Diageo plc ('Diageo') announces that on 08 April 2022 it has purchased 256,332 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
08 April 2022	194,605	4,045.50	4,004.50	4,017.10	LSE
08 April 2022	43,810	4,036.00	4,007.00	4,019.43	CHIX
08 April 2022	17,917	4,036.00	4,007.00	4,018.58	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8640H_1-2022-4-8.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 11 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2022, Javier Ferrán purchased shares under an arrangement with the Company.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

11 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Javier Ferrán
2.	Reason for the notification
a)	Position / status	Chairman
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Share purchase under an arrangement with the Company
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.07	206
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Publication of final terms
Dated 11 April 2022

11 April 2022

Publication of Final Terms

Final Terms dated 6 April 2022 relating to the issuance (i) by Diageo Capital B.V. ("Diageo Capital") of EUR 750 million 1.500% Instruments due 8 June 2029 and EUR 900 million 1.875% Instruments due 8 June 2034, and (ii) by Diageo Finance plc ("Diageo Finance", together with Diageo Capital, the "Issuers") of GBP 300 million 2.375% Instruments due 8 June 2028 and GBP 600 million 2.750% Instruments due 8 June 2038, guaranteed by Diageo plc (the "Guarantor") (together, the "Instruments") are available for viewing.

The Instruments have been issued under the European Debt Issuance Programme established by the Issuers and the Guarantor (the "Programme").

The Final Terms should be read and construed in conjunction with the base prospectus dated 20 August 2021 as supplemented by the supplemental prospectus of 1 April 2022 in relation to the Programme (the "Base Prospectus").

To view the full documents, please paste the following URLs into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/9686H_1-2022-4-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9686H_2-2022-4-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9686H_3-2022-4-11.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9686H_4-2022-4-11.pdf

Copies of the Final Terms have been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:
Investor relations:
Durga Doraisamy                                                              +44 (0) 7902 126 906
Lucinda Baker                                                                    +44 (0) 7974 375 550
Belinda Brown                                                                   +44 (0) 7590 810 246
                                                                                              investor.relations@diageo.com
Media relations:
Francesca Olivieri                                                             +44 (0) 7523 930 130
                                                                                              press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, J&B and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com Visit Diageo's global responsible drinking resource, www.drinkiq.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

Diageo Capital B.V.
LEI: 213800YHFC48VOL6JY40

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS. NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY INSTRUMENTS ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Final Terms do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Instruments issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms have been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuers, the Guarantor, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request.

Diageo PLC – Director/PDMR Shareholding
Dated 11 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

On 11 April 2022, the following transactions took place in relation to the Diageo 2001 Share Incentive Plan:

1.    purchase of partnership shares using deductions from salary; and
2.    award of one matching share for every two partnership shares purchased.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

11 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ewan Andrew
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£40.07	3
		2.	Nil	1
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Cristina Diezhandino
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£40.07	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Daniel Mobley
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£40.07	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Louise Prashad
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Purchase of partnership shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.07	1
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Tom Shropshire
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	1. Purchase of partnership shares under the Diageo 2001 Share Incentive Plan 2. Award of matching shares under the Diageo 2001 Share Incentive Plan
c)	Price(s) and volume(s)		Price(s)	Volume(s)
		1.	£40.07	4
		2.	Nil	2
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	1. London Stock Exchange (XLON) 2. Outside a trading venue

Diageo PLC – Transaction in Own Shares
Dated 11 April 2022

Diageo plc
Transaction in Own Shares
11 April 2022

Diageo plc ('Diageo') announces that on 11 April 2022 it has purchased 666,706 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
11 April 2022	507,176	4,022.50	3,967.00	3,992.95	LSE
11 April 2022	86,031	4,022.00	3,967.50	3,995.96	CHIX
11 April 2022	73,499	4,021.50	3,967.50	3,991.72	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/0191I_1-2022-4-11.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 12 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

PDMRs who participate in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 7 April 2022.

The notifications below, which have been made in accordance with the requirement of the EU Market Abuse Regulation, provide further details.

James Edmunds
Deputy Company Secretary

12 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Hina Nagarajan
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.25	44
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-08
f)	Place of transaction	London Stock Exchange (XLON)

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	John O'Keeffe
2.	Reason for the notification
a)	Position / status	Member of the Executive Committee
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.25	464
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-08
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 12 April 2022

Diageo plc
Transaction in Own Shares
12 April 2022

Diageo plc ('Diageo') announces that on 12 April 2022 it has purchased 524,378 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
12 April 2022	336,182	3,974.50	3,932.00	3,951.09	LSE
12 April 2022	91,068	3,974.50	3,932.50	3,952.02	CHIX
12 April 2022	97,128	3,974.50	3,932.50	3,951.63	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/1771I_1-2022-4-12.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 13 April 2022

Diageo plc
Transaction in Own Shares
13 April 2022

Diageo plc ('Diageo') announces that on 13 April 2022 it has purchased 605,373 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
13 April 2022	370,539	3,958.00	3,901.00	3,931.97	LSE
13 April 2022	92,344	3,958.50	3,899.50	3,932.01	CHIX
13 April 2022	142,490	3,958.50	3,898.50	3,932.38	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/3259I_1-2022-4-13.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 14 April 2022

Diageo plc
Transaction in Own Shares
14 April 2022

Diageo plc ('Diageo') announces that on 14 April 2022 it has purchased 230,533 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
14 April 2022	146,927	3,967.00	3,917.50	3,947.19	LSE
14 April 2022	38,887	3,967.50	3,918.00	3,948.11	CHIX
14 April 2022	44,719	3,967.50	3,920.50	3,949.51	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4853I_1-2022-4-14.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 19 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Alan Stewart who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 7 April 2022.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

19 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Alan Stewart
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£39.93	51
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-07
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 19 April 2022

Diageo plc
Transaction in Own Shares
19 April 2022

Diageo plc ('Diageo') announces that on 19 April 2022 it has purchased 1,056,735 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
19 April 2022	592,834	3,903.50	3,856.00	3,878.84	LSE
19 April 2022	159,845	3,901.50	3,854.50	3,879.45	CHIX
19 April 2022	304,056	3,901.00	3,853.50	3,879.45	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/6609I_1-2022-4-19.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 20 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Sir John Manzoni who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 7 April 2022.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

20 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Sir John Manzoni
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£40.32	20
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-07
f)	Place of transaction	London Stock Exchange (XLON)

Diageo PLC – Transaction in Own Shares
Dated 20 April 2022

Diageo plc
Transaction in Own Shares
20 April 2022

Diageo plc ('Diageo') announces that on 20 April 2022 it has purchased 305,460 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
20 April 2022	172,575	3,894.00	3,852.00	3,868.88	LSE
20 April 2022	46,984	3,896.50	3,852.00	3,868.92	CHIX
20 April 2022	85,901	3,896.00	3,852.00	3,868.89	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/8116I_1-2022-4-20.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 21 April 2022

Diageo plc
Transaction in Own Shares
21 April 2022

Diageo plc ('Diageo') announces that on 21 April 2022 it has purchased 169,357 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
21 April 2022	169,357	3,950.00	3,904.00	3,917.96	LSE
21 April 2022	0	0.00	0.00	0.00	CHIX
21 April 2022	0	0.00	0.00	0.00	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9687I_1-2022-4-21.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 22 April 2022

Diageo plc
Transaction in Own Shares
22 April 2022

Diageo plc ('Diageo') announces that on 22 April 2022 it has purchased 302,991 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
22 April 2022	156,302	3,931.00	3,869.50	3,909.78	LSE
22 April 2022	52,398	3,931.50	3,875.50	3,908.84	CHIX
22 April 2022	94,291	3,932.00	3,871.00	3,908.90	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1166J_1-2022-4-22.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Director/PDMR Shareholding
Dated 25 April 2022

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Director/PDMR Shareholding

Valérie Chapoulaud-Floquet who participates in a Dividend Reinvestment Plan received Ordinary Shares in respect of the interim dividend paid on 7 April 2022.

The notification below, which has been made in accordance with the requirement of the EU Market Abuse Regulation, provides further details.

James Edmunds
Deputy Company Secretary

25 April 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1.	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Valérie Chapoulaud-Floquet
2.	Reason for the notification
a)	Position / status	Non-Executive Director
b)	Initial notification / amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Diageo plc
b)	LEI	213800ZVIELEA55JMJ32
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument Identification code	Ordinary shares of 28 101/108 pence GB0002374006
b)	Nature of the transaction	Ordinary Shares received under a Dividend Reinvestment Plan in respect of the interim dividend paid on 7 April 2022
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		€49.17	14
d)	Aggregated information - Aggregated volume- Price	N/A
e)	Date of transaction	2022-04-11
f)	Place of transaction	Paris Stock Exchange (XPAR)

Diageo PLC – Transaction in Own Shares
Dated 25 April 2022

Diageo plc
Transaction in Own Shares
25 April 2022

Diageo plc ('Diageo') announces that on 25 April 2022 it has purchased 451,620 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
25 April 2022	256,117	3,946.00	3,842.00	3,887.34	LSE
25 April 2022	70,098	3,946.00	3,843.00	3,887.57	CHIX
25 April 2022	125,405	3,946.00	3,844.00	3,887.62	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/2652J_1-2022-4-25.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 26 April 2022

Diageo plc
Transaction in Own Shares
26 April 2022

Diageo plc ('Diageo') announces that on 26 April 2022 it has purchased 169,994 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
26 April 2022	94,430	3,985.50	3,957.00	3,966.38	LSE
26 April 2022	27,245	3,973.00	3,957.50	3,966.61	CHIX
26 April 2022	48,319	3,973.00	3,957.00	3,966.58	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/4303J_1-2022-4-26.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 27 April 2022

Diageo plc
Transaction in Own Shares
27 April 2022

Diageo plc ('Diageo') announces that on 27 April 2022 it has purchased 642,605 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 April 2022	363,428	4,000.00	3,889.00	3,946.75	LSE
27 April 2022	101,093	4,000.50	3,890.00	3,948.86	CHIX
27 April 2022	178,084	3,999.50	3,889.00	3,948.68	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/5947J_1-2022-4-27.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 28 April 2022

Diageo plc
Transaction in Own Shares
28 April 2022

Diageo plc ('Diageo') announces that on 28 April 2022 it has purchased 100,126 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
28 April 2022	85,182	3,995.50	3,956.00	3,974.78	LSE
28 April 2022	4,995	3,980.50	3,959.50	3,971.35	CHIX
28 April 2022	9,949	3,981.00	3,959.00	3,971.55	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/7701J_1-2022-4-28.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

Diageo PLC – Transaction in Own Shares
Dated 29 April 2022

Diageo plc
Transaction in Own Shares
29 April 2022

Diageo plc ('Diageo') announces that on 29 April 2022 it has purchased 243,456 of its ordinary shares of 28 101/108 pence each on the London Stock Exchange and other recognised investment exchanges from UBS AG London Branch as follows. Such purchase was effected pursuant to instructions issued by Diageo on 21 February 2022, as announced on 21 February 2022:

Aggregated information on shares purchased according to trading venues:

Date of purchase	Number of shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
29 April 2022	163,927	4,017.50	3,979.00	4,004.88	LSE
29 April 2022	29,970	4,018.00	3,994.00	4,008.02	CHIX
29 April 2022	49,559	4,018.00	3,993.50	4,008.13	BATE

Diageo intends to cancel the purchased shares.

A full breakdown of the individual trades is attached to this announcement. http://www.rns-pdf.londonstockexchange.com/rns/9455J_1-2022-4-29.pdf

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

LEI number of Diageo plc: 213800ZVIELEA55JMJ32
Classification: Acquisition or disposal of the issuer's own shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 03 May 2022

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary